FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006


                           EXCEL MARITIME CARRIERS LTD
                 (Translation of registrant's name into English)

              17th Km National Road Athens - Lamia & Finikos Street
                               Nea Kifisia, 145-64
                                     Athens
                                     Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X     Form 40-F
                               -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes         No  X
                             -----      -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 are the audited consolidated financial statements of Excel Maritime Carriers Ltd. (the "Company") as of December 31, 2005.

ADDITIONAL INFORMATION

The Company files annual reports on Form 20-F (File No. 1-10137) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

                                                                    Exhibit 99.1

                          EXCEL MARITIME CARRIERS LTD.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page


Report of Independent Registered Public Accounting Firm                    F-2

Consolidated Balance Sheets as of  December 31, 2004 and 2005              F-3

Consolidated Statements of Income for the years ended
  December 31, 2003, 2004 and 2005                                         F-4

Consolidated Statements of Stockholders' Equity for the years
  ended December 31, 2003, 2004 and 2005                                   F-5

Consolidated Statements of Cash Flows for the years
   ended December 31, 2003, 2004 and 2005                                  F-6

Notes to Consolidated Financial Statements                                 F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of EXCEL MARITIME CARRIERS LTD.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. (the "Company"), as of December 31, 2004 and 2005 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2004 and 2005 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
April 19, 2006

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2005
(Expressed in thousands of U.S. Dollars - except for share and per share data)

ASSETS                                                   2004           2005
------                                                   ----           ----

CURRENT ASSETS:
     Cash and cash equivalents                              64,903      58,492
     Restricted cash                                         2,493       7,988
     Accounts receivable trade, net                          2,302       1,185
     Accounts receivable, other                                158         799
     Due from related parties (Note 3)                           -         255
     Inventories (Note 4)                                      558       1,094
     Prepayments and advances                                  962         734
                                                         ----------   ---------
           Total current assets                             71,376      70,547
                                                         ----------   ---------

FIXED ASSETS:

     Advances for vessels acquisition (Note 5)              26,220           -
     Vessels, net (Note 6)                                  14,615     465,668
     Office furniture and equipment                              -         524
                                                         ----------   ---------
           Total fixed assets, net                          40,835     466,192
                                                         ----------   ---------

OTHER NON CURRENT ASSETS:
     Goodwill                                                  400         400
     Deferred charges, net (Note 7)                          1,386       1,604
     Restricted cash                                             -      22,282
                                                         ----------   ---------
           Total assets                                    113,997     561,025
                                                         ==========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current portion of long-term debt, net of
     deferred financing fees (Note 8)                        7,704      41,230
     Accounts payable                                        1,262       3,307
     Deferred revenue                                            -       1,893
     Accrued liabilities                                     1,600       5,020
                                                         ----------   ---------
           Total current liabilities                        10,566      51,450
                                                         ----------   ---------

LONG-TERM DEBT, net of current portion and net
  of deferred financing fees (Note 8)                        5,616     221,586
                                                         ----------   ---------

COMMITMENTS AND CONTINGENCIES (Note 11)                          -           -
                                                         ----------   ---------

STOCKHOLDERS' EQUITY:
  Preferred stock, $0.1 par value:
  5,000,000 shares authorized, none issued                       -           -
  Common stock, $0.01 par value; 49,000,000
  Class A shares and 1,000,000 Class B
  shares authorized; 13,696,153 Class A shares
  and  114,946 Class B shares, issued
  and outstanding at December 31, 2004 19,595,153
  Class A shares and 114,946 Class B shares issued
  and outstanding at December 31, 2005 (Note 9)                138         197
  Additional paid-in capital (Note 9)                       63,738     181,265
  Shares to be issued ( 298,403 Class A shares) (Note 3)         -       6,853
  Due from a related party (Note 3)                              -      (2,024)
  Retained earnings                                         34,128     101,887
                                                         ----------   ---------
                                                            98,004     288,178
  Less:  Treasury stock, 78,650 Class A shares and
         588 Class B  shares at December 31, 2004 and
         December 31, 2005                                    (189)       (189)
                                                         ----------   ---------
        Total stockholders' equity                          97,815     287,989
                                                         ----------   ---------
        Total liabilities and stockholders' equity         113,997     561,025
                                                         ==========   =========

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S Dollars-except for share and per share data)
                                                                      2003            2004            2005
                                                                -------------     -------------  --------------
REVENUES:
Voyage revenues (Note 1)                                              26,094            51,966         118,082
Revenue from managing related party vessels (Note 3)                     527               637             522
                                                                -------------     -------------  --------------
                                                                      26,621            52,603         118,604
                                                                -------------     -------------  --------------

EXPENSES:
     Voyage expenses (Note 13)                                         7,312             8,100          11,693
     Voyage expenses - related party (Note 13)                             -                 -           1,412
     Vessel operating expenses (Note 13)                               6,529             7,518          24,215
     Vessel Depreciation (Note 6)                                        993               980          20,092
     Amortization of deferred dry-docking and special
     survey costs (Note 7)                                               555               733             622
     Contract termination expense -  related party
     (Note 3)                                                              -                 -           4,963
     Management fees - related party (Note 3)                            260               270               -
     General and administrative expenses                               1,772             2,867           6,520
                                                                -------------     -------------  --------------
                                                                      17,421            20,468          69,517
                                                                -------------     -------------  --------------

GAIN ON SALE OF VESSELS (Note 6)                                           -                 -          26,795

     Operating income                                                  9,200            32,135          75,882

OTHER INCOME (EXPENSES):
     Interest and finance costs (Notes 8 and 14)                        (473)             (363)        (10,259)
     Interest income                                                      12               302           2,381
     Other, net                                                          (94)              (24)             66
                                                                -------------     -------------  --------------
     Total other income (expenses), net                                 (555)              (85)         (7,812)
                                                                -------------     -------------  --------------
Net income, before taxes                                               8,645            32,050          68,070
                                                                -------------     -------------  --------------

U.S. Source Income taxes (Note 12)                                         -                 -            (311)
                                                                -------------     -------------  --------------

Net income, after taxes                                                8,645            32,050          67,759
                                                                =============     =============  ==============

Earnings per common   share, basic and diluted                          0.75              2.75            3.64
                                                                =============     =============  ==============
Weighted average number of shares, basic and diluted              11,532,725        11,640,058      18,599,876
                                                                =============     =============  ==============

                            The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31,
2003, 2004 and 2005 (Expressed in thousands of U.S. Dollars - except for share data)
                                                Common Stock
                                            ------------------------

                                                                                      Additional                   Shares
                                          Comprehensive      # of          Par         Paid-in      Retained       to be
                                             Income         Shares        Value        Capital      Earnings       Issued
                                         -------------   -----------     --------     ---------    ----------     --------
BALANCE, December 31, 2002                                 11,611,099        116        12,087        (6,567)         -
- Net income                                 8,645                  -          -             -         8,645          -
- Sale of treasury stock                                            -          -             -             -          -
                                         -----------
Comprehensive income                         8,645
                                         -----------      ------------   ---------     ---------    ----------    ---------

BALANCE, December 31, 2003                                 11,611,099        116        12,087         2,078          -
- Net income                                32,050                  -          -             -        32,050          -
- Issuance of common stock                                  2,200,000         22        54,978             -          -
- Expenses relating to the issuance
of common stock                                                     -          -        (3,549)            -          -
- Stock based compensation expense                                  -          -           222             -          -
                                         -----------
Comprehensive income                        32,050
                                         -----------      ------------   ---------     ---------    ----------    ---------
BALANCE, December 31, 2004                                 13,811,099        138        63,738        34,128          -
- Net income                                67,759                  -          -             -        67,759          -
- Issuance of common stock                                  5,899,000         59       123,820             -          -
- Expenses relating to the issuance
of common stock                                                     -          -       (7,375)             -          -
- Stock based compensation expense                                  -          -           948             -          -
                                         -----------
Comprehensive income                        67,759
                                         ===========
- Contract Termination                                              -          -           134             -      6,853
- Due from a related party                                          -          -             -             -          -
                                                          ------------   ---------     ---------    ----------    ---------
BALANCE, December 31, 2005                                 19,710,099        197       181,265       101,887      6,853
                                                          ============   =========     =========    =========     ==========

                                                                                                     Total
                                              Due from a                          Treasury        Stockholders'
                                             related party        Total            Stock            Equity
                                            --------------      --------         ---------       ------------
BALANCE, December 31, 2002                         -              5,636             (187)            5,449
- Net income                                       -              8,645                -             8,645
- Sale of treasury stock                           -                  -               (2)               (2)
Comprehensive income
                                            ----------        ---------         --------         ----------

BALANCE, December 31, 2003                         -             14,281             (189)           14,092
- Net income                                       -             32,050                -            32,050
- Issuance of common stock                         -             55,000                -            55,000
- Expenses relating to the issuance
of common stock                                    -             (3,549)               -            (3,549)
- Stock based compensation expense                 -                222                -               222
                                            ----------        ---------         --------         ----------

Comprehensive income

BALANCE, December 31, 2004                         -             98,004             (189)           97,815
- Net income                                       -             67,759                -            67,759
- Issuance of common stock                         -            123,879                -           123,879
- Expenses relating to the issuance
of common stock                                    -            (7,375)                -            (7,375)
- Stock based compensation expense                 -                948                -               948

Comprehensive income

- Contract Termination                             -              6,987                -             6,987
- Due from a related party                    (2,024)            (2,024)               -            (2,024)
                                            ----------        ---------         --------         ----------
BALANCE, December 31, 2005                    (2,024)           288,178             (189)          287,989
                                            =========         =========         ========         ==========

                            The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of U.S Dollars)


                                                                   2003               2004            2005
                                                                   ----               ----            ----
Cash Flows from Operating Activities:
     Net income, after taxes                                      8,645             32,050          67,759
     Adjustments to reconcile net income to net cash
     provided by operating activities:
        Vessel Depreciation                                         993                980          20,092
        Amortization of deferred dry-docking and
        special survey costs                                        555                733             622
        Amortization and write-off of deferred
        financing costs                                              39                 39             526
        Gain on sale of vessels                                       -                  -         (26,795)
        Contract termination expense                                  -                  -           4,963
        Stock-based compensation expense                              -                222             948
     Changes in operating assets and liabilities:
        Accounts receivable                                        (361)            (1,546)            221
        Inventories                                                  60                (46)           (536)
        Prepayments and advances                                    (58)              (821)            228
        Accounts payable                                           (486)               328           2,045
        Accrued liabilities                                         451                638           3,420
        Deferred revenue                                              -                  -           1,893
        Payments for dry-docking and special survey                (951)              (544)         (1,747)
                                                          --------------    ---------------     -----------
Net Cash provided by Operating Activities                         8,887             32,033          73,639
                                                          --------------    ---------------     -----------

Cash Flows from Investing Activities:
        Advances for vessels acquisitions                             -            (26,220)              -
        Additions to vessel cost                                      -                  -        (454,241)
        Proceeds from sale of vessels                                 -                  -          37,022
        Office, furniture and equipment                               -                  -            (524)
                                                          --------------    ---------------     -----------
Net Cash used in Investing Activities                                 -            (26,220)       (417,743)
                                                          --------------    ---------------     -----------

Cash Flows from Financing Activities:
        Increase in restricted cash                                (914)            (1,579)        (27,777)
        Proceeds from long-term debt                                  -              7,750         282,415
        Principal payments of long-term debt                     (5,960)            (2,300)        (31,530)
        Treasury stock                                               (2)                 -               -
        Issuance of common stock, net of related
        issuance costs                                                -             51,451         116,504
        Payment of financing costs                                   (2)              (190)         (1,919)
                                                          --------------    ---------------     -----------
Net Cash  provided by (used in) Financing Activities             (6,878)            55,132         337,693
                                                          --------------    ---------------     -----------
Net increase (decrease) in cash and cash equivalents              2,009             60,945          (6,411)
Cash and cash equivalents at beginning of year                    1,949              3,958          64,903
                                                          --------------    ---------------     -----------
Cash and cash equivalents at end of year                          3,958             64,903          58,492
                                                          ==============    ===============     ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid during the year  for:
        Interest payments                                           480                242           8,872
                                                          ==============    ===============     ===========

                         The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
Notes to the Consolidated Financial Statements
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information:

     The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries (collectively, the "Company" or "Excel"). Excel was formed in 1988, under the laws of the Republic of Liberia. On March 21, 2005 the Company issued and sold 5,899,000 shares of Class A common stock, registered under its shelf registration statement, to institutional investors (Note 9). The net proceeds totaled $116,504 and were used to partly finance the acquisition cost of sixteen second hand vessels which were delivered to the Company through December 31, 2005.

     The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

Ship-owning companies with vessels in operation at December 31, 2005

     Company                                   Country of incorporation    Date of incorporation    Vessel-owned
     --------                                  ------------------------    ---------------------    ------------
 1.  Centel Shipping Co. Ltd. ("Centel")       Cyprus                      May 2002                 Lady
 2.  Snapper Marine Ltd. ("Snapper")           Liberia                     June 2004                Marybelle
 3.  Pisces Shipholding Ltd. ("Pisces")        Liberia                     June 2004                Goldmar
 4.  Liegh Jane Navigation S.A. ("Liegh")      Liberia                     July 2004                Swift
 5.  Teagan Shipholding S.A. ("Teagan")        Liberia                     November 2004            First Endeavour
 6.  Fianna Navigation S.A. ("Fianna")         Liberia                     November 2004            Isminaki
 7.  Ingram Limited ("Ingram")                 Liberia                     November 2004            Emerald
 8.  Whitelaw Enterprises Co. ("Whitelaw")     Liberia                     November 2004            Birthday
 9.  Castalia Services Ltd. ("Castalia")       Liberia                     November 2004            Princess I
10.  Yasmine International Inc. ("Yasmine")    Liberia                     January 2005             Elinakos
11.  Candy Enterprises Inc. ("Candy")          Liberia                     February 2005            Renuar
12.  Barland Holdings Inc. ("Barland")         Liberia                     February 2005            Attractive
13.  Fountain Services Ltd. ("Fountain")       Liberia                     February 2005            Powerful
14.  Amanda Enterprises Ltd. ("Amanda")        Liberia                     March 2005               Happy Day
15.  Marias Trading Inc. ("Marias")            Liberia                     March 2005               Angela Star
16.  Tanaka Services Ltd. ("Tanaka")           Liberia                     March 2005               Rodon
17.  Harvey Development Corp. ("Harvey")       Liberia                     March 2005               Fortezza

Ship-owning companies with vessels sold during the year ended December 31, 2005

     Company                                  Country of incorporation     Date of incorporation     Vessel-owned
     --------                                 ------------------------     ---------------------     ------------
18.  Becalm Shipping Co. Ltd. ("Becalm")      Cyprus                       July 1998                   Fighting Lady
19.  Tortola Shipping Co. Ltd. ("Tortola")    Cyprus                       July 1998                    Lucky Lady
20.  Storler Shipping Co. Ltd. ("Storler")    Cyprus                       August 1998                    Petalis
21.  Madlex Shipping Co. Ltd. ("Madlex")      Cyprus                       January 1999                   Almar I

Companies established to acquire vessels

     Company                                  Country of incorporation     Date of incorporation
     --------                                 ------------------------     ---------------------
22.  Magalie Investments Corp.("Magalie")     Liberia                      March 2005                        -
23.  Melba Management Ltd. ("Melba")          Liberia                      April 2005                        -
24.  Minta Holdings S.A. ("Minta")            Liberia                      April 2005                        -
25.  Odell International Ltd. ("Odell")       Liberia                      April 2005                        -
26.  Naia Development Corp. ("Naia")          Liberia                      April 2005                        -

     Other group companies
     Company                                  Country of incorporation    Date of incorporation          Activity
                                                                                                        Management
27.  Maryville Maritime Inc. ("Maryville")    Liberia                     August 1983                     company
                                                                                                      Holding company
28.  Point Holdings Ltd. ("Point")            Liberia                     February 1998


     Effective January 1, 2005 and following the termination of an agreement with Excel Management Ltd, an affiliated corporation (Note 3), the operations of the vessels are directly managed by Maryville which provides the vessels with a wide range of shipping management services, such as technical support and maintenance, supervision of new buildings, insurance consulting, chartering, financial and accounting services. The fees charged by Maryville for the management of the Company's fleet, are eliminated for consolidation purposes in the accompanying consolidated statements of income.

     Charterers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2003, 2004 and 2005, are as follows:

     Charterer                               2003          2004       2005
     ----------                             -----         ------      -----

     Malissa SCTT                             25%           15%          -
     Swissmarine-Geneva                       11%            -           -
     Oldendorff Carriers GMBH                 11%            -           -
     Noble Shipping Inc. Hong Kong            10%            -           -
     Transfield Er Capeltd BV                  -            12%          -
     Ncs North China Shipping Co Ltd BVI       -            10%          -
     Daeyang Shipping Co Ltd.                  -             -          12%

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts and operating results of Excel Maritime Carriers Ltd. and its wholly-owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated in consolidation.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

     (d) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk.

     (e) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in general and administrative expenses in the accompanying consolidated statements of income.

     (f) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

     (g) Restricted Cash: Restricted cash includes bank deposits that are required under the Company's borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment. In addition, restricted cash also includes minimum cash deposits required to be maintained with certain banks under the Company's borrowing arrangements.

     (h) Accounts Receivable-Trade, net: The amount shown as accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2004 and 2005 was $25 and $274, respectively.

     (i) Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

     (j) Inventories: Inventories consist of consumable bunkers, lubricants and victualling stores, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

     (k) Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

          The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Management estimates the useful life of the Company's vessels to be 28 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

     (l) Prepaid/Deferred charter revenue: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, the difference is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

     (m) Impairment of Long-Lived Assets: The Company uses SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by independent marine valuers. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. Furthermore, in the period a long-lived asset meets the "held for sale" criteria of SFAS No. 144, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. No impairment loss was recorded in the years ended December 31, 2003, 2004 and 2005.

     (n) Accounting for Dry-Docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking and special survey are scheduled to become due. Unamortized dry-docking and special survey costs of vessels that are sold are written off at the time of the respective vessels' sale and are included in the calculation of the resulting gain or loss from such sale.

     (o) Financing Costs: Fees paid to lenders for obtaining loans are recorded as a contra to debt. Such fees are deferred and amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed as interest and finance costs in the period the repayment or refinancing is made.

     (p) Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

          Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned ratably over the duration of the period of each voyage charter.

          Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

     (q) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in Vessel operating expenses in the accompanying consolidated statements of income.

     (r) Staff leaving Indemnities- Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2004 and 2005 amounted to approximately $237 and $249, respectively.

     (s) Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the years ended December 31, 2003, 2004 and 2005.

     (t) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

     (u) Variable Interest Entities: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest's entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R in 2004 and 2005 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

     (v) Accounting for Stock-Based Compensation: In October 2004, the Company's Board of Directors approved a Stock Option Plan providing for granting of stock options to the Company's Chief Executive Officer. Prior to October 2004, the Company had not issued stock-based compensation to its employees. The Company accounts for employee stock-based compensation in accordance with the provisions of SFAS No. 123 using the fair value method wherein the fair value of such awards are determined on the grant date and recognized as compensation expense in the consolidated statements of income over the vesting period of the options.

     (w)  Recent Accounting Pronouncements:

          SFAS No. 123(R): On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No.
          123). SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS No. 123(R) on January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

          o A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

          o A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

          The Company plans to adopt SFAS No. 123(R) using the modified-prospective method. The Company currently applies the fair-value-based method of accounting for share-based payments in accordance with SFAS No. 123. Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS No. 123(R) on January 1, 2006. The Company does not anticipate that adoption of SFAS No. 123(R) will have a material impact on its results of operations, financial position or cash flows.

          SFAS No. 154: In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB
          20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company will adopt this pronouncement beginning in fiscal year 2006.

     (x) Reclassification of prior year balances: Certain minor reclassifications have been made to the 2004 consolidated financial statements to conform to the presentation in the 2005 consolidated financial statements. An amount of $ 300, concerning deferred financial expenses net of amortization, is now included in current portion of long-term debt and long-term debt, previously included in Deferred charges, net.

3.   Transactions with Related Parties:

     (a) Excel Management Ltd.: As of December 31, 2004, the operations of the Company's vessels were managed by Excel Management Ltd., a corporation which is controlled by the Company's Chairman of the Board of Directors, Mr. Gabriel Panayiotides. Certain of the services provided by Excel Management Ltd. were subcontracted to Maryville. The management fees charged by Excel Management Ltd. during the years ended December 31, 2003 and 2004 amounted to $260 and $270, respectively and are separately reflected in the accompanying consolidated statements of income for the years ended December 31, 2003 and 2004. The management agreement with Excel Management Ltd. was initially due to expire on April 30, 2008 was terminated on March 2, 2005 with effect from January 1, 2005.

          In exchange for terminating the management agreement mentioned above and in exchange for a one time cash payment of $ 2,024, the Company agreed to issue 205,442 shares no later than March 2, 2006 of its Class A common stock to Excel Management Ltd. and to issue to Excel Management Ltd additional shares at any time before January 1, 2009 if the Company issues additional shares of Class A common stock to any other party for any reason, such that the number of additional Class A common stock to be issued to Excel Management Ltd. together with the 205,442 shares of Class A common stock to be issued to Excel Management Ltd., in the aggregate, equal 1.5% of the Company's total outstanding Class A common stock after taking into account the third party issuance and the shares to be issued to Excel Management Ltd. To date, the Company has not yet issued any shares to Excel Management Ltd., neither the initial 205,442 shares nor the 92,961 anti-dilution shares required to be issued as a result of the March 21, 2005 share issuance to other third parties discussed in Note 9 (Note 15).
          Furthermore, the Company has not yet received the one-time cash payment from Excel Management Ltd. which is reflected as a reduction of stockholders' equity in the accompanying 2005 consolidated balance sheet. All shares to be issued will be subject to a two-year lock-up from their date of issuance.

          The fair value of the 205,442 Class A shares to be issued under the termination agreement and the fair value of the anti-dilution provisions (based on an independent valuation), totaled $ 6,987 which has been credited to stockholders' equity. The excess of the fair value of such shares over the cash consideration of $2,024 amounted to $4,963 and is reflected as Contract termination expense in the accompanying 2005 consolidated statement of income.

          On March 4, 2005, the Company concluded a brokering agreement with Excel Management Ltd. under which Excel Management Ltd. was appointed as the Company's broker to provide services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered. The agreement was effective January 1, 2005 for an initial period of one year and will be automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. Commissions charged by Excel Management Ltd. during the year 2005, amounted to $1,412 and are separately reflected in the consolidated 2005 statement of income.

     (b) Vessels under management: Maryville (Note 1) provides shipping services to three related ship-owning companies at a fixed monthly fee per vessel. Such companies are affiliated with the Chairman of our Board of Directors and the revenues earned for the years ended
          December  31,  2003,  2004  and 2005  totaled  $527,  $637  and  $522, respectively and are separately reflected in the accompanying consolidated statements of income.

4.   Inventories:

     The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                                                        2004           2005
                                                     -----------    --------
     Bunkers                                                346         135
     Lubricants                                             177         821
     Victualling stores                                      35         138
                                                     -----------    --------
                                                            558       1,094
                                                     ===========    ========

5.   Advances for vessels acquisitions:

     The amount shown in the accompanying 2004 consolidated balance sheet represents advance payments to the sellers of vessels Swift, Goldmar, Isminaki, First Endeavour and Marybelle, due in accordance with the related Memoranda of Agreement to acquire these vessels, which were concluded during the last quarter of 2004. As of December 31, 2004, remaining contracted payments for the above mentioned vessels, all due in 2005, amounted to $86,335.

6.   Vessels, net:

                                       Vessel     Accumulated      Net Book
                                        Cost      Depreciation      Value
                                      --------   -------------    ----------
     Balance, December 31, 2002         18,611       (2,023)         16,588
     -   Depreciation                        -         (993)           (993)
                                      --------      ---------       --------
     Balance, December 31, 2003         18,611       (3,016)         15,595
     -   Depreciation                        -         (980)           (980)
                                      --------      ---------       --------

     Balance, December 31, 2004         18,611       (3,996)         14,615
     -  Transfer from advances
        for vessel acquisitions         26,220            -          26,220
     -  Vessels acquisitions           454,241            -         454,241
     -  Depreciation                         -      (20,092)        (20,092)
     -  Disposal due to sale           (12,677)       3,361          (9,316)
                                      --------      ---------       --------
     Balance, December 31, 2005        486,395      (20,727)        465,668
                                      ========      =========       ========

     The Company's vessels, having total carrying value of $465,668 at December 31, 2005, have been provided as collateral to secure the bank loans discussed in Note 8.

     During the year ended December 31, 2005, the Company acquired sixteen dry bulk carrier vessels for an aggregate consideration of $480,461. One (vessel Powerful) of the above vessels, acquired for cash consideration of $35,300, was under an existing time charter contract which the Company agreed to assume through arrangement with the respective charterer. The Company upon delivery of the above vessel and in accordance with its accounting policy described in Note 2(l) evaluated the charter contract assumed and concluded that the charter party was already carried at fair value.

     In addition, during the year ended December 31, 2005, vessels Petalis, Lucky Lady, Fighting Lady and Almar I were sold for a total consideration of $37,022, resulting in a gain of $26,795 (net of $907 of unamortized dry-docking costs and $4 of unamortized financing costs written-off as at the date of sale) which is separately reflected in the accompanying 2005 consolidated statement of income.

7.   Deferred Charges, net:

     The unamortized amounts included in the accompanying consolidated balance sheets represent dry-docking and special survey costs, and are analyzed as follows:

     Balance, December 31, 2002                                1,179
      - Additions                                                951
      - Amortization                                            (555)
                                                            ----------
     Balance, December 31, 2003                                1,575
      - Additions                                                544
      - Amortization                                            (733)
                                                            ----------
     Balance, December 31, 2004                                1,386
      - Additions                                              1,747
      - Amortization                                            (622)
      - Disposal due to sale                                    (907)
                                                            ----------
     Balance, December 31, 2005                                1,604
                                                            ==========

8.   Long-term Debt, net of deferred financing fees:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

           Borrower(s)                                     2004        2005
                                                         -------      ------

     (a)   Becalm and Madlex                               2,837           -
     (b)   Centel, Totrola and Storler                     2,902           -
     (c)   Pisces, Liegh and Snapper                       7,581      21,633
     (d)   Fianna, Whitelaw, Ingram, Teagan and Castalia       -      88,312
     (e)   Fountain, Candy, Yasmine, Amanda, Marias,
           Tanaka and Harvey                                   -     144,540
     (f)   Barland                                             -       8,331
                                                         --------   --------
           Total                                          13,320     262,816
           Less- current portion                          (7,704)    (41,230)
                                                         --------   --------
           Long-term portion                               5,616     221,586
                                                         ========   ========

     Loan (a): Bank loan for an amount of $ 5,700, obtained in June 2002 for working capital purposes. The outstanding balance of the loan at December 31, 2004 was fully repaid as of December 2005. Further to the principal installments paid during the year, an amount of $1,488 was repaid in July 2005 due to the sale of the vessel Fighting Lady.

     Loan (b): Bank loan for an amount of $5,500, obtained in October 2002 to partially finance the acquisition cost of vessel Lady and for working capital purposes. The outstanding balance of the loan at December 31, 2004 was fully repaid by October 2005, while earlier in March 2005 the balloon installment amounting to $2,020 was paid from the sale proceeds of the vessels Lucky Lady and Petalis.

     Loan (c): Bank loan for an amount of $27,000, concluded in December 2004 to partially finance the acquisition cost of vessels Goldmar, Swift and Marybelle. The loan was drawn down in three tranches from December 2004 through March 2005. The amount outstanding at December 31, 2005 of $21,633 is repayable in 46 variable installments from January 2006 through March 2011 plus three balloon payments totaling $4,670 payable together with each tranche's last installment. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) at December 31, 2005 was 6.35%.

     Loan (d): Bank loan for an amount of $95,000, concluded in February 2005 to partially finance the acquisition cost of vessels Isminaki, Birthday, Emerald, First Endeavour and Princess I. The loan was drawn down in five tranches from February 2005 through June 2005. The amount outstanding at December 31, 2005 of $88,312 is repayable in 164 variable installments from February 2006 through May 2015 plus two balloon payments totaling $8,370 payable together with the last installment of vessels Isminaki and Emerald tranches. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) at December 31, 2005 was 5.74%.

     Loan (e): Bank loan for an amount of $170,000, concluded in April 2005 to partially finance the acquisition cost of vessels Elinakos, Happy Day, Powerful, Renuar, Angela Star, Rodon and Fortezza. The loan was drawn down in seven tranches from April 2005 through July 2005. The amount outstanding at December 31, 2005 of $144,540 is repayable in 233 variable installments from January 2006 through June 2016 plus seven balloon payments totaling $34,480 payable together with the with each tranche's last installment. The loan bears interest at LIBOR plus a margin and the average interest rate (including the margin) at December 31, 2005 was 5.66%. An amount of $11,135 remained undrawn with an option to be draw down which expired as of December 31, 2005.

     Loan (f): Bank loan for an amount of $9,300, concluded in June 2005 to partially finance the acquisition cost of vessel Attractive. The amount outstanding at December 31, 2005, of $8,331 is repayable in 14 equal consecutive quarterly installments, from February 2006 through May 2009 plus a balloon installment of $1,860 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2005 was 5.87%.

     The loans are secured as follows:

     o    First priority mortgages over the borrowers vessels;

     o First priority assignment of all insurances and earnings of the mortgaged vessels;

     o Pledge over the Company's bank accounts where payments for charters are deposited by the charterers;

     o    Corporate guarantee of Excel Maritime Carriers Ltd.

     The loans, among others, contain financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 135% of the aggregate outstanding principal amount under the loans, that total assets minus total debt will not, at any time, be less than $150,000 and to maintain liquid funds of at least 10% of total debt. As a result, restricted cash included in the accompanying 2005 consolidated balance sheet represents bank deposits that are required under the loans and are used to fund the loan installments falling due, as well as minimum cash deposits required to be maintained with certain banks in accordance with loan covenants. The Company is permitted to pay dividends under certain conditions and for amounts as defined in the related loan agreements.

     Interest expense for the years ended December 31, 2003, 2004 and 2005 amounted to $395, $243 and $9,538, respectively and is included in interest expense and finance costs in the accompanying consolidated statements of income.

     The annual principal payments required to be made after December 31, 2005, are as follows:

     2006                              41,685
     2007                              31,937
     2008                              28,881
     2009                              27,112
     2010                              22,531
     2011 and thereafter              112,360
                                --------------
                                      264,506
     Less- Financing fees              (1,690)
                                --------------
                                      262,816
                                ==============

9.   Common Stock and Additional Paid-In Capital:

     The Company's authorized capital stock consists of (a) 49,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class A shares"), (b) 1,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class B shares") and (c) 5,000,000 shares (all in registered form) of preferred stock, par value $0.1 per share. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, or any qualifications, limitations or restrictions on, the preferred stock as a class or any series of the preferred stock. The holders of the Class A shares and of the Class B shares are entitled to one vote per share and to 1,000 votes per share, respectively, on each matter requiring the approval of the holders of common stock, however each share of common stock shares in the earnings of the company on an equal basis.

     In December 2004, the Company issued and sold 2,200,000 shares of Class A common stock, registered under its shelf registration statement to institutional investors at $25.00 per share. The net proceeds to the Company totaled $51,451.

     On March 21, 2005 the Company issued and sold 5,899,000 shares of Class A common stock, registered under its shelf registration statement, to institutional investors at $21.00 per share. The net proceeds to the Company totaled $116,504.

     Effective September 15, 2005, the Company's Class A shares are listed on the New York Stock Exchange under the symbol "EXM".

10.  Stock-based Compensation:

     On October 5, 2004, the Company adopted a Stock Option Plan authorizing the issuance and immediate grant of 100,000 options to purchase Class A common shares (the "Plan") to the Company's Chief Executive Officer. Under the terms of the Plan, all stock options granted vest on the third anniversary of the date upon which the option was granted. The options expire on the fifth anniversary of the date upon which the option was granted. The exercise price of the options is the closing price of the Company's common stock at the grant date, less a discount of 15%.

     A summary of the Company's stock option activity is as follows:

                                                             Weighted-average
                                                Shares         exercise price
                                             -----------     ----------------

Outstanding at January 1, 2004                         -               -
Granted                                          100,000           31.79
Exercised                                              -               -
Forfeited                                              -               -
Expired                                                -               -
                                              ----------       ----------
Outstanding at December 31, 2004                 100,000           31.79
                                              ==========       ==========
Exercisable at December 31, 2004                       -               -
                                              ==========       ==========

                                                               Weighted-average
                                                 Shares         exercise price
                                             -----------     ----------------

Outstanding at January 1, 2005                   100,000           31.79
Granted                                                -               -
Exercised                                              -               -
Forfeited                                              -               -
Expired                                                -               -
                                              ----------       ----------
Outstanding at December 31, 2005                 100,000           31.79
                                              ==========       ==========
Exercisable at December 31, 2005                       -               -
                                              ==========       ==========

     The  weighted  average  grant-date  fair value of the  options  granted was
     $27.91.  The  weighted-average   remaining   contractual  life  of  options
     outstanding at December 31, 2005, is 3.76 years.

     The fair value of options granted, which is amortized to the expense over the option's vesting period, is estimated on the grant date using the Black-Scholes option-pricing model.

     The weighted average assumptions used in determining the fair value of options granted in 2004 were:

     Expected life of option (years)                                3.5
     Risk-Free interest rate                                        3.08%
     Expected volatility of the Company's stock                   112.75%
     Expected dividend yield on the Company's stock                  0.0%

     During the years ended December 31, 2004 and 2005, the compensation expense in connection with all stock-based employee compensation awards amounted to $222 and $948, respectively and is included in General and administrative expenses in the accompanying consolidated income statements for the years ended December 31, 2004 and 2005.

11.  Commitments and Contingencies:

     Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

     In 2001, Maryville entered into a lease agreement for the rental of office premises with an unrelated party. The initial term of the lease agreement was for one year and was renewable in successive one-year increments through 2010 at Maryville's option after its initial term. In 2005, Maryville entered into a new lease agreement (further amended in February
     2006), for the rental of new office premises with an unrelated party. In February 2006, the relocation of Maryville to its new offices was completed and the 2001 lease agreement for the rental of the previous premises was terminated. Based on the amended lease agreement, the term of the lease will be for three years effective February 9, 2006 and the monthly rental will be approximately $32 (Euro 27,000) adjusted annually for inflation increase plus an additional 1.5%. Operating lease payments for the years ended December 31, 2003, 2004 and 2005 amounted to $60, $70 and $107 and are included in General and administrative expenses in the accompanying consolidated statements of income.

12.  Income Taxes:

     Taxation on Liberian and Cyprus registered companies:

     Under the laws of Liberia and Cyprus, (the countries of the companies' incorporation and vessels' registration), the companies are subject to registration and tonnage taxes, which have been included in Vessels' operating expenses in the accompanying consolidated statements of income.

     Cyprus does not impose a tax on international shipping income. With effect from January 1, 2001 the Republic of Liberia enacted a new general income tax act ("New Act"). In contrast to the income tax law previously in effect since 1977 ("Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of income of non-resident Liberian corporations such as the Company and its Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations.

     In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as the Company will not be subject to tax under the New Act with retroactive effect from January 1, 2001 (the "New Regulations"). In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, if the New Regulations are enacted as law, the Company believes that it and its Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law and accordingly no Liberian income tax charge has been provided in the Company's consolidated income statement for the years presented.

     Taxation on US source income:

     Pursuant to Section 883 of the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (the "50% Ownership Test") or
     (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (the "Publicly-Traded Test"). Under U.S. Treasury regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

     Treasury regulations interpreting Section 883 were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations became effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Liberia and Cyprus, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

     For the year ended December 31, 2005, the Company determined that it does not satisfy the Publicly-Traded Test on the basis that its shares are not "regularly traded" because of the voting power held by its Class B shares. In addition, the Company does not satisfy the 50% Ownership Test because it is unable to substantiate certain requirements regarding the identity of its shareholders. Since the Company does not qualify for exemption under section 883 of the Code for taxable years beginning on or after January 1, 2005, its United States source shipping income will be subject to a 4% tax. For taxation purposes, United States source shipping income is defined as 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. As a result, an amount of $311 was recognized in the accompanying 2005 consolidated income statement.

13.  Voyage and Vessel Operating Expenses:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

     Voyage expenses                            2003       2004       2005
                                              --------   --------   --------
     Port charges                               1,721      1,796      1,330
     Bunkers                                    4,145      3,381      3,793
     Commissions charged by third parties       1,446      2,923      6,570
                                              --------   --------   --------
                                                7,312      8,100     11,693
     Commissions charged by a related party         -          -      1,412
                                              --------   --------   --------
                                                7,312      8,100     13,105
                                              ========   ========   ========

     Vessel Operating Expenses                  2003       2004       2005
                                              --------   --------   --------
     Crew wages and related costs               3,059      3,220      9,682
     Insurance                                    966      1,181      3,003
     Repairs, spares and maintenance            1,363      1,777      6,306
     Consumable stores                            930      1,077      4,615
     Taxes                                         40         49        113
     Miscellaneous                                171        214        496
                                              --------   --------   --------
                                                6,529      7,518     24,215
                                              ========   ========   ========

14.  Interest and Finance Costs:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                                 2003        2004       2005
                                             ---------    --------   --------
     Interest on long term debt                   395         243      9,538
     Amortization and write-off of
      financing costs                              39          39        622
     Bank Charges                                  39          81         99
                                             ---------    --------   --------
                                                  473         363     10,259
                                             =========    ========   ========

15.  Subsequent Events:

     (a) On February 9, 2006, the Company's Board of Directors granted the Chairman of the Board 20,380 Class A or Class B shares at his option. The market value of Class A shares on the grant date was $11.04 per share. The Chairman requested and obtained an extension until May 15, 2006 to declare his election. Such granting was subject to the consent of the majority of Class B shareholders who held more than 1,000 Class B shares each. The company has duly notified the appropriate Class B shareholders and the required consent has been granted.

     (b) On March 2, 2006 based on an addendum to the original Management Termination agreement concluded between the Company and Excel Management, it was agreed that the period for the issuance of the shares described in Note 3 is extended until March 2, 2007.

     (c) On May 15, 2006, the Company's Board of Directors granted an additional extension ot the Chairman of the Board until November 15, 2006 to declare his election as discussed in (a) above (unaudited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  May 24, 2006                        By: /s/ Christopher J. Georgakis
                                               ------------------------------
                                                   Christopher J. Georgakis
                                                   President and
                                                   Chief Executive Officer

SK 02545 0001 671949